SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of October, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: JNL completes sale of JFB


Embargo: 14:00 hrs Thursday 28 October 2004

Jackson National Life Completes Sale of Jackson Federal Bank

Jackson National Life Insurance Company ("JNL") confirms that the disposal of its subsidiary, Jackson Federal Bank, to Union Bank of California, N.A. ("UBOC") announced on 2 July 2004 completed today. JNL has also completed the sale of shares in UnionBanCal Corporation*, the parent company of UBOC, which it received as part of the consideration.

                                     -ENDS-

Enquiries to:

Media                                         Investors/ Analysts
Prudential plc
Clare Staley              020 7548 3719       Marina Lee-Steere   020 7548 3511/
                                                                  07967 497474
Joanne Davidson           020 7548 3708       Andrew Crossley     020 7548 3166
Jackson National Life
Tim Padot                 +1 517 702 2425

Jackson National Life Insurance Company is a wholly-owned indirect subsidiary of Prudential plc, a company incorporated and with its principal place of business in the United Kingdom. Prudential plc and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

*This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in UnionBanCal Corporation in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to these securities has been filed with and has been declared effective by the Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  28 October, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   Clare Staley,

                                               Clare Staley,
                                               Head of Group Media Relations